# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ambiq Micro, Inc., CIK 0001500412
CUSIP: 023193105
Title of class of securities: Common Stock, $0.000001 par value per share
Address of issuer's principal executive offices: Ambiq Micro, Inc., 6500 River Place Blvd., Building 7, Austin, Texas (TX), 78730
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001611731

## Reporting persons
- Kleiner Perkins Caufield & Byers XVI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,439,667; shared voting power 0; sole dispositive power 1,439,667; shared dispositive power 0; aggregate amount beneficially owned 1,439,667 (7.9% of the class)
  Comment: Note to Row 5: 1,439,667 shares, except that KPCB XVI Associates, LLC ("XVI Associates"), the managing member of KPCB XVI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1,439,667 shares, except that XVI Associates, the managing member of KPCB XVI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- KPCB XVI Founders Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 49,282; shared voting power 0; sole dispositive power 49,282; shared dispositive power 0; aggregate amount beneficially owned 49,282 (0.3% of the class)
  Comment: Note to Row 5: 49,282 shares, except that KPCB XVI Associates, LLC ("XVI Associates"), the managing member of XVI Founders, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 49,282 shares, except that XVI Associates, the managing member of XVI Founders, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- KPCB XVI Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,488,949; shared voting power 0; sole dispositive power 1,488,949; shared dispositive power 0; aggregate amount beneficially owned 1,488,949 (8.2% of the class)
  Comment: Note to Row 5: 1,488,949 shares, 1,439,667 of which are directly owned by KPCB XVI and 49,282 of which are directly owned by XVI Founders. XVI Associates, the managing member of KPCB XVI and XVI Founders, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1,488,949 shares, 1,439,667 of which are directly owned by KPCB XVI and 49,282 of which are directly owned by XVI Founders. XVI Associates, the managing member of KPCB XVI and XVI Founders, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Kleiner Perkins Select Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 575,867; shared voting power 0; sole dispositive power 575,867; shared dispositive power 0; aggregate amount beneficially owned 575,867 (3.2% of the class)
  Comment: Note to Row 5: 575,867 shares, except that Kleiner Perkins Select Associates, LLC ("KP Select Associates"), the managing member of KP Select, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 575,867 shares, except that KP Select Associates, the managing member of KP Select, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Kleiner Perkins Select Founders Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 17,015; shared voting power 0; sole dispositive power 17,015; shared dispositive power 0; aggregate amount beneficially owned 17,015 (0.1% of the class)
  Comment: Note to Row 5: 17,015 shares, except that Kleiner Perkins Select Associates, LLC ("KP Select Associates"), the managing member of KP Select Founders, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 17,015 shares, except that KP Select Associates, the managing member of KP Select Founders, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Kleiner Perkins Select Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 592,882; shared voting power 0; sole dispositive power 592,882; shared dispositive power 0; aggregate amount beneficially owned 592,882 (3.3% of the class)
  Comment: Note to Row 5: 592,882 shares, 575,867 of which are directly owned by KP Select and 17,015 of which are directly owned by KP Select Founders. KP Select Associates, the managing member of KP Select and KP Select Founders, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 592,882 shares, 575,867 of which are directly owned by KP Select and 17,015 of which are directly owned by KP Select Founders. KP Select Associates, the managing member of KP Select and KP Select Founders, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.

## Item 1. Issuer
Name of issuer: Ambiq Micro, Inc.
Address of issuer's principal executive offices: Ambiq Micro, Inc. 6500 River Place Blvd., Building 7, Austin, TX, 78730

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Kleiner Perkins Caufield & Byers XVI, LLC, a Delaware limited liability company, KPCB XVI Founders Fund, LLC, a Delaware limited liability company, KPCB XVI Associates, LLC, a Delaware limited liability company, Kleiner Perkins Select Fund, LLC, a Delaware limited liability company, Kleiner Perkins Select Founders Fund, LLC, a Delaware limited liability company and Kleiner Perkins Select Associates, LLC, a Delaware limited liability company. The foregoing entities are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

c/o Kleiner Perkins Caufield & Byers, LLC
2750 Sand Hill Road
Menlo Park, California 94025
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited liability company agreements of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- Kleiner Perkins Caufield & Byers XVI, LLC: /s/ Susan Biglieri, Susan Biglieri, CFO of KPCB XVI Associates, LLC (11/03/2025)
- KPCB XVI Founders Fund, LLC: /s/ Susan Biglieri, Susan Biglieri, CFO of KPCB XVI Associates, LLC (11/03/2025)
- KPCB XVI Associates, LLC: /s/ Susan Biglieri, Susan Biglieri, Chief Financial Officer (11/03/2025)
- Kleiner Perkins Select Fund, LLC: /s/ Susan Biglieri, Susan Biglieri, CFO of Kleiner Perkins Select Associates, LLC (11/03/2025)
- Kleiner Perkins Select Founders Fund, LLC: /s/ Susan Biglieri, Susan Biglieri, CFO of Kleiner Perkins Select Associates, LLC (11/03/2025)
- Kleiner Perkins Select Associates, LLC: /s/ Susan Biglieri, Susan Biglieri, Chief Financial Officer (11/03/2025)